UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

EATON CORPORATION plc
(Exact name of registrant as specified in its charter)

Ireland	000-54863	98-1059235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
Eaton House, 30 Pembroke Road Dublin 4, Ireland		D04 Y0C2
(Address of principal executive offices)		(Zip code)

Lucy Clark Dougherty Executive Vice President and Chief Legal Officer +1 440-523-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflicts Minerals Disclosure

A copy of the Conflict Minerals Report of Eaton Corporation plc (the "Company") for the reporting period from January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 to this Form SD and is publicly available at http://www.eaton.com/content/eaton/us/en-us/company/policies-and-statements/responsible-sourcing-of-conflict-minerals0.html.

The description of the Company’s reasonable country of origin inquiry process and the results of such inquiry are included in the Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Exhibit Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eaton Corporation plc

Date: May 27, 2026	By:	/s/ Lucy Clark Dougherty
Lucy Clark Dougherty
Executive Vice President and Chief Legal Officer